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SECURI[illegible] [illegible]SION

13010136

SEC Mail Processing Section

FEB 28 2013

Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global-American Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20277 Valley Blvd., Suite A
(No. and Street)

Walnut (City) CA (State) 91789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcus C. Rodriguez 909-396-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, Marcus Carlos Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global-American Investments, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

RITA
COMM. #
Notary Publ
LOS ANGEL
My Comm. Ex

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On 25th Feb 2013 before me, Rita Patel NOTARY Public,
(Here insert name and title of the officer)

personally appeared MARCUS RODRIGUEZ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public (Notary Seal)

RITA PATEL
COMM. #1876255
Notary Public - California
LOS ANGELES COUNTY
My Comm. Exp. Feb. 5, 2014

PATEL
1876255
c - California
ES COUNTY
Feb. 5, 2014

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____
(Title or description of attached document)

____
(Title or description of attached document continued)

Number of Pages _____ Document Date __________

____
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ____
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _______________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
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- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
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- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document

Global-American Investments, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
Global-American Investments, Inc.
Walnut, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Global-American Investments, Inc. as of December 31, 2012 and related statements of income (loss), changes in shareholder's equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Global-American Investments, Inc.'s management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Board of Directors
Global-American Investments, Inc.
Page 2

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global American Investments, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This supplementary information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2013

Global- American Investments, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$ 296,141
Clearing broker's deposits	750,000
Commissions receivable	49,167
Receivable – other	49,560
Fixed assets less depreciation allowance $26,480	2,711
Security deposit	6,950
Other assets	409
Total Assets	$ 1,154,938

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 59,418
Accrued Expenses	6,250
Total Liabilities	65,668
Liabilities subordinated to claims of general creditors	600,000
Shareholder's Equity	
Common stock -authorized, issued and outstanding 10,000 shares without value per share	49,359
Paid-in capital	1,318,386
Accumulated (deficit)	(878,475)
Total Shareholder's Equity	489,270
Total Liabilities and Shareholder's Equity	$ 1,154,938

See Accompanying Notes to Financial Statements

Global-American Investments, Inc.
Statement of Income (Loss)
For The Year Ended December 31, 2012

Revenues	
Commissions	$1,057,053
Interest	1,876
Total Revenues	1,058,929
Operating Expenses – Page 17	1,185,269
(Loss) Before Income Tax	(126,340)
Franchise Tax Provision	800
Net (Loss)	$(127,140)

See Accompanying Notes to Financial Statements

Global-American Investments, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2012

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance, December 31, 2011	10,000	$49,359	$1,318,386	$(691,253)	$ 676,492
Dividends paid				(60,082)	(60,082)
Net (Loss)				(127,140)	(127,140)
Balance, December 31, 2012	10,000	$49,359	$1,318,386	$(878,475)	$ 489,270

See Accompanying Notes to Financial Statements

Global-American Investments, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Operating Activities	
Net (loss)	$ (127,140)
Depreciation and amortization	489
Clearing broker deposit	(650,000)
Receivable – related party	600,000
Commissions receivable	(39,646)
Receivable - other	(49,439)
Security deposit	(1,170)
Other assets	(271)
Accounts payable	47,730
Accrued expenses	650
Cash Flow Used by Operating Activities	(218,797)
Cash Flow from Investing Activities	-
Cash Flow from Financing Activities	
Dividends paid	(60,082)
Cash Flow Used by Financing Activities	(60,082)
Decrease in Cash	(278,879)
Cash: Beginning of the Year	575,020
Cash: End of the Year	$ 296,141
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 1,600

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Organization

Global-American Investments, Inc., the Company was incorporated on September 9th, 1996 in the state of Arizona and subsequently became a member of the National Association of Securities Dealers, Inc. ("NASD") and commenced operations in the general business of a broker-dealer of securities. In January 1999 the Company became a resident foreign corporation in the State of California. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer with the Securities and Exchange Commission a member of FINRA and various exchanges. In July, 2001 the Company was acquired by a new owner, SE Global Equities Corp. ("SEG") and became its wholly owned subsidiary. In 2005 SEG was acquired by Sun New Media, Inc. ("SNMI"). In April 2006, the Company was acquired by a new owner, Kingston Capital Group. In 2011 the Company was acquired by a new owner, Global-American Holdings Corp., a Delaware corporation and became its wholly owned subsidiary.

Effective, February 2nd, 2012 the Company became a member of the National Futures Association ("NFA") as a registered introducing broker.

As of February 8th, 2012 the Company became a member of the NASDAQ Stock Market, LLC ("NQX") and NASDAQ OMX BX ("BX") exchanges. As of February 15th, 2012 the Company became a member of the BATS Exchange, Inc. ("BZX") and BATS Y-Exchange, Inc. ("BYX"). Effective March 2nd, 2012, the Company became a member of the NASDAQ OMX PHLX, LLC ("PHLX") in order to participate in the NASDAQ OMX PSX equity program and was issued a Series A-1 permit entitling the Company to all of the rights and privileges of membership on the PHLX. On March 5th, 2012, the Company became a member of the EDGA Exchange, Inc. ("EDGA") and EDGX Exchange, Inc. ("EDGEX") exchanges. Effective, March 9th, 2012 the Company became an Equity Trading Permit ("ETP") holder of NYSE Arca, Inc. As of April 23rd, 2012, the Company became an ETP Holder on the National Stock Exchange ("NSX").

Nature of Business

The Company conducts the following securities and commodities and futures business on a fully disclosed, introductory basis in accordance with the terms of its current FINRA Membership Agreement dated, April 26th, 2012 and NFA membership:

a.) Exchange Member engaged in exchange commission business other than floor activities;
b.) Broker or dealer retailing corporate equity securities;
c.) Non-Exchange member arranging for transactions in listed securities by exchange member
d.) Put and Call broker or dealer or option writer

Note 1 – Organization and Nature of Business (continued)

e.) Soft dollar, commission recapture business conducted in accordance with and utilizing a Special Reserve Account for the Exclusive Benefit of Customers of Global-American Investments, Inc.
f.) Engage in discount online and day trading brokerage services
g.) Trading securities for its own account.

The Company does not hold customer securities and may hold customer funds solely as it relates to this firms soft dollar and commission recapture business. Any customer funds held by the Company are done so in accordance with the Customer Protection Rule 15c3-3 and maintained in a "Special Reserve Account for the Exclusive Benefit of Customers of Global-American Investments, Inc." All other customer funds are maintained with the Company's clearing firms on a fully disclosed basis. The firm's main Office of Supervisory Jurisdiction ("OSJ") branch is located in Walnut, CA and a second non-supervisory branch in Chicago, IL.

Note 2 – Significant Accounting Policies

A summary of significant accounting policies which have been followed by the Company, in preparing the accompanying financial statements is set forth below:

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Note 2 – Significant Accounting Policies (continued)

Property and Equipment - Property and equipment are stated at cost and depreciation is calculated using the accelerated method over the estimated economic life.

Income Recognition - Securities, commodities and futures transactions and related revenue and expense are recorded on a settlement date basis.

Income Taxes – The Company applies the policies of FASB ASC 740, Accounting for Income Taxes, which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. A valuation allowance for the entire net operating loss has been recorded.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3 - Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	Level 1	Level 2	Level 3
Cash and Securities	$ 296,141	$ -	$ -
Clearing Broker Deposit	750,000	-	-
Total	$1,046,141	$ -	$ -

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$97,290	$ 0

Note 5– Subordinated Borrowings

A note payable of $600,000 is due December 23, 2014 with 5% annual interest rate. The subordinated borrowing is with a related party and available in computing net capital under SEC's uniform capital rule. Interest expense for the year ending December 31, 2012 was $30,000. The entire $600,000 has been designated and approved by FINRA as a subordinated loan.

Global-American Investments, Inc.
Notes to Financial Statements
December 31, 2012

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2012, the Company had net capital of $1,029,640 which was $779,640 in excess of its required net capital requirement of $250,000. The Company's percentage of aggregate indebtedness, $65,668 to net capital was 6.38%.

Note 7 – Provision for Income Taxes

The Company files its Federal income tax return as a member of its parent's consolidated group. The Company, as a resident foreign corporation in the State of California, is required to file a California Franchise tax return. The Company has a net operating loss (NOL) carry forward which requires only a minimum $800 payment in 2012. The federal NOL of approximately $380,000 expires between 2024 and 2029. The state NOL of approximately $513,000 expires between 2012 and 2019.

Note 8 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Off Balance Sheet Risk

Financial Instruments With Off Balance Sheet Risk - The Company operates as a broker/dealer. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short. While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the market value increases, the obligation increases. Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

Note 9 - Off Balance Sheet Risk (continued)

Clearing and Execution Agreements with Off-Balance Sheet Risk - The Company has entered into agreements with other broker/dealers the ("Clearing Broker/Dealer"), an ("Executing Broker/Dealer") and Future Commission Merchant ("Clearing FCM") whereby the Clearing Broker/Dealer and Clearing FCM will clear securities, commodities and futures transaction for the Company on a fully disclosed basis. The Company has agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the Clearing Broker/Dealer, Executing Broker/Dealer and Clearing FCM. The Company has deposited $750,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement.

The Company is obligated for non-performance by customers it has introduced to the Clearing Broker/Dealer and Clearing FCM. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the Clearing Broker/Dealer and Clearing FCM on a daily basis.

Note 10 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 26, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Global-American Investments, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant To Rule 15c3-1
December 31, 2012

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 489,270
Plus: Subordinated debt	600,000
Less: Non-allowable assets – Page 14	(59,630)
Net Capital	$ 1,029,640

Computation of Net Capital Requirements

Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 4,378
Minimum dollar net capital required	$ 250,000
Net Capital required (greater of above amounts)	$ 250,000
Excess Capital	$ 779,640
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,023,073

Computation of Aggregate Indebtedness

Total liabilities	$ 65,668
Subordinated debt	$ 600,000
Percentage of aggregate indebtedness to net capital	6.38%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

Reconciliation

Net capital – unaudited	$ 1,029,641
Rounding	(1)
Net capital – audited	$ 1,029,640

See Accompanying Notes to Financial Statements

Global-American Investments, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant To Rule 15c3-1
December 31, 2012

Non-Allowable Assets

Receivable, other	$49,560
Fixed assets, net	2,711
Security deposit	6,950
Other assets	409
Total	$59,630

See Accompanying Notes to Financial Statements

Global – American Investments, Inc.
Schedule II
Statement of Liabilities Subordinated to the Claims of Creditors
December 31, 2012

	Balance Dec. 31, 2011	Additions	Deletions	Balance Dec. 31, 2012
5% interest, payable monthly Principal due December 23, 2014	$ 600,000	$ -	$ -	$600,000
Total	$ 600,000	$ -	$ -	$600,000

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Independent Auditor's Report
Schedule III
On the Schedule of Operating Expenses

Board of Directors
Global-American Investments, Inc.
Walnut, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2012 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2013

Global-American Investments, Inc.
Schedule of Operating Expenses
Schedule III
For the Year Ended December 31, 2012

Operating Expenses

Bank service charges	$ 1,377
Clearing firm charges	139,781
Commission expense	399,596
Depreciation	489
Data processing fees	164,492
Employee benefits	282
Insurance	3,828
Interest expense	30,049
License & permits	3,334
Liquidity removal expense	153,941
Office supplies & expenses	10,584
Payroll processing fee	1,519
Payroll tax expense	7,949
Postage & delivery	2,714
Professional fees	20,374
Regulatory fees	58,219
Rent	19,293
Salaries & wages	86,185
Telephone	6,537
Travel & entertainment	63,754
Utilities	1,809
Miscellaneous	9,163
Total Operating Expenses	$1,185,269

See Accompanying Notes to Financial Statements

Global-American Investments, Inc.
Schedule IV – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

PART II

Status: Accepted

BROKER OR DEALER	
GLOBAL-AMERICAN INVESTMENTS, INC	as of 12/31/12

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
FOR BROKER-DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$	[2110]		
2. Monies borrowed collateralized by securities carried for PAIB		[2120]		
3. Monies payable against PAIB securities loaned (see Note 2-PAIB)		[2130]		
4. PAIB securities failed to receive		[2140]		
5. Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6. Other (List)		[2160]		
7. TOTAL PAIB CREDITS			$	[2170]

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$	[2180]		
9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver		[2190]		
10. Failed to deliver of PAIB securities not older than 30 calendar days		[2200]		
11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12. Margin related to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization		[2215]		
13. Other (List)		[2220]		
14. TOTAL PAIB DEBITS			$	[2230]

RESERVE COMPUTATION

15. Excess of total PAIB debits over total PAIB credits (line 14 less line 7)	$	[2240]
16. Excess of total PAIB credits over total PAIB debits (line 7 less line 14)		[2250]
17. Excess debits in customer reserve formula computation		[2260]
18. PAIB Reserve Requirement (line 16 less line 17)		[2270]
19. Amount held on deposit in "Reserve Bank Account(s)", including $ [2275] value of qualified securities, at end of reporting period		[2280]
20. Amount of deposit (or withdrawal) including $ [2285] value of qualified securities		[2290]
21. New amount in Reserve Bank Account(s) after adding deposit or subtracting $ [2295] value of qualified securities	$	[2300]
22. Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

OMIT PENNIES

23. Daily ______ [2315] Weekly ______ [2320] Monthly x [2330]

Page 8A

There are no material differences between the above computation and the Company's corresponding unaudited filing. See Auditors Report.

Global-American Investments, Inc.
Schedule V – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2012

Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER GLOBAL-AMERICAN INVESTMENTS, INC.	as of 12/31/12

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)-Limited business (mutual funds and/or variable annuities only)	$		4550
B. (k) (2)(i)-"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(ii)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon			
Apex Clearing Corporation / FCStone, LLC	4335	X	4570
D. (k) (3)-Exempted by order of the Commission			4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$		4586
A. Number of items			4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D			4588
A. Number of items	$		4589
		OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

There are no material differences between the above computation and the Company's corresponding unaudited filing. See Auditors Report.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Global-American Investments, Inc.
Walnut, California

In planning and performing my audit of the financial statements of Global-American Investments, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Board of Directors
Global-American Investments, Inc.
Page 2

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Global-American Investments, Inc.
Walnut, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Global-American Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global-American Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Global-American Investments, Inc.'s management is responsible for Global-American Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Global-American Investments, Inc.
Walnut, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Global-American Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Global-American Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Global-American Investments, Inc.'s management is responsible for Global-American Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2013